FIFTH STREET FINANCE CORP.

10 Bank Street, 12th Floor

White Plains, NY 10606

(914) 286-6800

February 10, 2012

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Mr. Dominic Minore
Mr.	Kevin Rupert

Re:	Fifth Street Finance Corp.

   Pre-Effective Amendment No. 1 to Registration

   Statement on Form N-2 (File No. 333-178391)

Dear Messrs. Minore and Rupert:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fifth Street Finance Corp. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”) at 4:00 p.m. on February 10, 2012, or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

FIFTH STREET FINANCE CORP.

By:	/s/ Bernard D. Berman
Bernard D. Berman
President, Chief Compliance Officer and Secretary

Signature Page to Acceleration Request—File No. 333-178391